UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004.

                        Commission File Number: 333-49871

                                  TRANSTEL S.A.
                 (Translation of registrant's name into English)

                               Calle 15 No. 32-591
                           Autopista Cali-Yumbo, Km 2
                                 Cali, Colombia
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-__________.

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                           Filing of Our Annual Report

     On June 28, 2004 we filed with the Securities and Exchange Commission a Notification of Late Filing on Form 12b-25, in which we indicated that, as a result of our recent restructuring and the requirement under Colombian GAAP and local norms that the restructuring be reflected in our Annual Report on Form 20-F for the year ended December 31, 2003 (our "Annual Report"), we would be unable to file our Annual Report within the prescribed time period, and would instead file our Annual Report on or before July 13, 2004, the 15th calendar day following the prescribed due date. However, we are continuing to finalize our Annual Report, and now expect to file it on or before July 30, 2004.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             TRANSTEL S.A.
                                             (Registrant)

Date: July 16, 2004                     By:  /s/ Guillermo O. Lopez
                                             -----------------------------------
                                             Guillermo O. Lopez
                                             President & Chief Executive Officer